Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Year Ended December 31
	2012	2011	2010	2009	2008
Earnings:
Loss from continuing operations before income taxes and noncontrolling interests	$(123,272)	$(266,131)	$(85,930)	$(71,069)	$(147,364)
Plus: Fixed charges	188,533	174,182	159,169	161,512	177,324
Less: Interest expense capitalized	—	—	—	—	(19)
Less: Noncontrolling interests	(782)	(882)	(857)	(723)	(1,049)

Earnings (loss) from continuing operations, adjusted	$64,479	$(92,831)	$72,382	$89,720	$28,892

Fixed Charges:
Interest expensed and capitalized	$183,055	$169,332	$155,181	$157,032	$173,181
Estimated interest within rental expense	5,478	4,850	3,988	4,480	4,143

Total fixed charges	$188,533	$174,182	$159,169	$161,512	$177,324

Ratio of earnings to fixed charges	—	—	—	—	—

Shortfall	(124,054)	(267,013)	(86,787)	(71,792)	(148,432)